UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 1)

Sonus Networks, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

835916107

(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Charles J. Gray, Esq.

Vice President and General Counsel

Sonus Networks, Inc.

7 Technology Park Drive

Westford, Massachusetts 01886

(978) 614-8100

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Patrick J. Rondeau, Esq.

James R. Burke, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                    third-party tender offer subject to Rule 14d-1.

☒                                  issuer tender offer subject to Rule 13e-4.

☐                                    going-private transaction subject to Rule 13e-3.

☐                                    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Sonus Networks, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 10, 2007, relating to an offer by the Company (the “Offer”) to amend the exercise price of Eligible Options (as defined in the Offer to Amend the Exercise Price of Certain Options attached to the Schedule TO as Exhibit (a)(1)(A) , dated August 10, 2007 (the “Offer to Amend”)) held by Eligible Holders (as defined in the Offer to Amend).  Except as amended and supplemented by this Amendment, all terms of the Offer to Amend and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.

Item 4. Terms of the Transaction.

(a)	Material Terms.

Item 4 of the Schedule TO is hereby amended by adding the following sentences:

The Offer expired at 5:00 p.m., Eastern Time, on Monday, September 10, 2007.  Pursuant to the terms of the Offer, the Company has accepted for amendment options to purchase 5,259,619 shares of the Common Stock.  The Company has amended the options accepted for amendment effective immediately following the expiration of the Offer in accordance with the terms of the Offer.  Eligible Holders whose options have been amended in accordance with the terms of the Offer will receive promises to make cash payments in the aggregate amount of $3,485,933 in accordance with the terms of the Offer.

This Amendment No. 1 to the Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended in its entirety as follows:

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated August 10, 2007
(a)(1)(B)*	Draft e-mail to all eligible holders
(a)(1)(C)*	Screen shot of login page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(D)*	Screen shot of welcome page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(E)*	Screen shot of electronic election form
(a)(1)(F)*	Screen shot of election amendment review
(a)(1)(G)*	Screen shots of agreement to terms of election

(a)(1)(H)*	Screen shot of election confirmation statement
(a)(1)(I)*	Screen shot of instructions to election form
(a)(1)(J)*	Form of amendment to stock option agreements and promise to make cash payment
(a)(1)(K)*	Form of acknowledgement of receipt of election form
(a)(1)(L)*	Form of e-mail confirmation and reminders to eligible holders
(a)(1)(M)*	Form of e-mail confirming that eligible holder has elected not to participate
(a)(1)(N)(i)	Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form S-1 (File No. 333-32206))
(a)(1)(N)(ii)

Form of stock option agreement under Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-30229) filed with the SEC on August 20, 2004)

(b)	Not applicable
(d)(1)	Form of resale restriction agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 28, 2005)
(d)(2)	Form of consent to stock option amendment (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 29, 2006)
(g)	Not applicable
(h)	Not applicable

*	Previously filed with the Schedule TO filed with the SEC on August 10, 2007, and incorporated herein by reference.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SONUS NETWORKS, INC.

/s/Hassan M. Ahmed
Hassan M. Ahmed
Chief Executive Officer and Chairman

Date: September 11, 2007

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INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)*	Offer to Amend the Exercise Price of Certain Options, dated August 10, 2007
(a)(1)(B)*	Draft e-mail to all eligible holders
(a)(1)(C)*	Screen shot of login page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(D)*	Screen shot of welcome page to offer website at http://home/Departments/Legal/Pages/StockTenderOffer.aspx
(a)(1)(E)*	Screen shot of electronic election form
(a)(1)(F)*	Screen shot of election amendment review
(a)(1)(G)*	Screen shots of agreement to terms of election
(a)(1)(H)*	Screen shot of election confirmation statement
(a)(1)(I)*	Screen shot of instructions to election form
(a)(1)(J)*	Form of amendment to stock option agreements and promise to make cash payment
(a)(1)(K)*	Form of acknowledgement of receipt of election form
(a)(1)(L)*	Form of e-mail confirmation and reminders to eligible holders
(a)(1)(M)*	Form of e-mail confirming that eligible holder has elected not to participate
(a)(1)(N)(i)	Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form S-1 (File No. 333-32206))
(a)(1)(N)(ii)

Form of stock option agreement under Amended and Restated Sonus Networks, Inc. 1997 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 000-30229) filed with the SEC on August 20, 2004)

(b)	Not applicable
(d)(1)	Form of resale restriction agreement (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 28, 2005)
(d)(2)	Form of consent to stock option amendment (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 000-30229) filed with the SEC on December 29, 2006)
(g)	Not applicable
(h)	Not applicable

*	Previously filed with the Schedule TO filed with the SEC on August 10, 2007, and incorporated herein by reference.

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